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                                   EXHIBIT 1

KLA Instruments Corporation                                         News Release
160 Rio Robles
San Jose, California 95134

                                                  CONTACT:  Robert J. Boehlke
                                                            Chief Financial
                                                            Officer
                                                            (408) 456-6285

               KLA EXPECTS TO POST Q2 EARNINGS OF $0.30 PER SHARE

     SAN JOSE, California, January 12, 1994 -- KLA Instruments said that it expects to report earnings per share for its second quarter ended December 31, 1993 of $0.30 on sales of about $57 million.

     New orders increased approximately 40% over the prior quarter largely as a result of the strong demand for the Company's 2100 series in-line monitors. As a result the Company's book-to-bill ratio was over 1.3 for the quarter. The Company includes both systems and service in its book-to-bill calculation.

     The Company expects to report complete results for the second quarter on January 19, 1994.

     KLA Instruments Corporation is the world's leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. KLA is a publicly held corporation traded on The Nasdaq National Market under the symbol "KLAC."